Exhibit 12.1

Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For the year ended December 31, 2005

Pretax earnings from continuing operations before adjustment for minority interests or income loss from equity investees	$235,151,847
Add:
Interest on indebtedness (excluding capitalized interest)	126,657,467
Amortization of debt related expenses	4,293,975
Portion of rents representative of the interest factor	6,004,270

372,107,559
Distributed income from equity investees	116,765,424

Pretax earnings from continuing operations, as adjusted	$488,872,983

Fixed charges -
Interest on indebtedness (including capitalized interest)	$139,244,090
Amortization of debt related expenses	3,028,118
Portion of rents representative of the interest factor	6,004,270

Fixed charges	$148,276,478

Ratio of earnings to fixed charges	3.3

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